          Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California 92612
Facsimile (949) 753-6897
Telephone (949) 753-6800

January 20, 2012

VIA EDGAR

Matt S. McNair, Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
File No. 001-14116

Dear Mr. McNair:

We refer to your letter dated December 8, 2011, which gave comments on certain 1934 Act filings of Consumer Portfolio Services, Inc.

In this letter, we furnish additional information requested by the staff, relating to executive compensation.  We had mentioned in prior correspondence that we might request confidential treatment of that information, but we have decided not to do so.

The comment, and our response, appears below.

Form 10-K/A filed May 2, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 5

7. We note your response to comment 7 in our letter dated November 7, 2011. Item 402(o) of Regulation S-K requires a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. Please tell us what the Objective and Individual Performance Goals were for 2009 and 2010 and revise future filings where such disclosure would be material. Alternatively, tell us why you believe a discussion of the Objective and Individual Performance Goals is not necessary to an understanding of the information disclosed in the Summary Compensation Table; specifically, the amounts disclosed in the “Bonus” column.

Because we are a smaller reporting company, our filings present information regarding three named executive officers over a two-year period.  The three named executive officers were our chief executive officer, Charles Bradley, our chief financial officer, Jeff Fritz, and our chief investment officer, Robert Riedl. We describe below the process that was used by our compensation committee to determine awards for the years 2009 and 2010 under our executive management bonus program.  We disclosed those awards in the “bonus” column of the Summary Compensation Table.  As we have noted in previous correspondence, we understand that such amounts should in the future be disclosed under the caption “Non-equity Incentive Plan Compensation.”

U.S. Securities and Exchange Commission
File No. 001-14116
January 20, 2012

2009 Compensation

Our compensation committee set multiple objective and subjective goals for our chief executive, Charles Bradley, for the year 2009.  Each carried a target valuation, expressed as a percentage of the officer’s base annual salary of $880,000, with a total maximum target of 270%.  The most significant goals were to meet quarterly budget objectives (50% for breakeven, and additional increments of 10% each for earnings of $1 million, $3 million and $5 million), to cause our other officers to perform as desired (100% in the aggregate, based on evaluations of all officers other than the chief executive), and to avoid any defaults in our outstanding indebtedness (40% in the aggregate).  Additional goals (each with a 10% target) were (i) to increase our purchases of retail installment contracts to $5 million per month, (ii) to decrease monthly payroll by $200,000, (iii) to decrease other operating expenses by an amount the committee would deem reasonable, (iv) to obtain a commitment for a warehouse credit facility, and (v) to extend the maturity of our residual credit facility.

The committee evaluated the chief executive’s performance in comparison to the goals.  It determined that the budget objective was substantially met at the breakeven level for one quarter (the first quarter of 2009, where our loss was $509,000), and assigned a value of 12.5% to that.  The committee’s global evaluation of our other officers’ performance yielded a valuation of 83%.  The committee noted that we avoided all defaults, but that in some cases our compliance was dependent on waivers of or amendments to the standards.  Accordingly, the committee assigned a reduced value of 30% to our chief executive’s having met this objective.  The committee noted that we did not increase our contract purchases to the targeted level during 2009, yielding 0%.  The committee determined that the payroll and non-payroll expense reduction targets each were met, yielding 20%, that we did open a warehouse credit facility in September 2009, yielding 10%, and that our residual credit facility was extended in 2009 on acceptable terms, yielding a final 10%.  The aggregate valuation of creditable performance was 165.5%, which would imply a bonus payment under our executive management bonus plan of $1,456,400.  In light of our having incurred substantial losses for the year, and the fact that numerous personnel had lost their jobs in cutbacks, the committee elected to pay a bonus of less than the creditable percentage, in the amount of $1,000,000, representing 114% of our chief executive’s base salary.

Our compensation committee set separate objective and subjective goals for our other named executive officers, Jeffrey Fritz (our chief financial officer) and Robert Riedl (our chief investment officer).  Each such goal carried a target valuation, expressed as a percentage of the officer’s base salary, with a total maximum target of 100% of each such officer’s base salary.  Each of these officers was evaluated against common standards, as follows:

(i) the corporation’s meeting its budget target	20%
(ii) individual performance	20%
(iii) departmental performance	20%
(iv) discretionary evaluation	20%

In addition, each of the two officers was tasked with three individual operational goals with an aggregate maximum value of 20% of base salary. Because none of these individual goals had a maximum creditable value in excess of 10% of the individual’s base salary, we believe that disclosure of the specific operational goals would not be material.

U.S. Securities and Exchange Commission
File No. 001-14116
January 20, 2012

Our compensation committee evaluated each officer’s performance in relation to these standards and goals. As the corporation did not meet its budget target, each officer received zero credit with respect to that 20% target.  Regarding the chief financial officer, the compensation committee, acting in part on the advice of our chief executive officer, determined that creditable performance for 2009 was 18.6% with respect to individual performance, 12% with respect to departmental performance, and 17% with respect to operational goals.  The compensation committee approved the chief executive’s recommendation of an additional 12% as discretionary performance credit. Total creditable performance for our chief financial officer was thus computed as 59.6% of his $317,000 base salary, which would imply a bonus payment under our executive management bonus plan of $189,000. Regarding the chief investment officer, the compensation committee, acting in part on the advice of our chief executive officer, determined that creditable performance for 2009 was 19.4% with respect to individual performance, 16% with respect to departmental performance, and 20% with respect to operational goals.  The compensation committee approved the chief executive’s recommendation of an additional 16% as discretionary performance credit. Total creditable performance for our chief investment officer was thus computed as 71.4% of his $317,000 base salary, which would imply a bonus payment under our executive management bonus plan of $226,000. In light of our having incurred substantial losses for the year, and the fact that numerous personnel had lost their jobs in cutbacks, the committee elected to pay to each of these two officers a bonus of less than the creditable percentage. In each case, the committee reduced the computed bonus amounts by 30%, resulting in payments to the chief financial and chief investment officers, respectively, of $132,300 and $158,400.

2010 Compensation

Our compensation committee again set multiple objective and subjective goals for our chief executive for the year 2010.  The committee’s focus was on growth.  Each goal carried a target valuation, expressed as a percentage of the officer’s base annual salary of $880,000, with a total maximum target of 280%.  The most significant four objectives were to increase our monthly purchases of retail installment contracts (40% in the aggregate, creditable in increments of 10% for reaching monthly levels of $4 million, $8 million, $12 million and $16 million), to open as many as three additional warehouse credit facilities (60%), to cause our other officers to perform as desired (60% in the aggregate, based on evaluations of all officers other than the chief executive), and to meet a budget objective (30% for an annual loss not greater than $8 million, measured quarterly).  Secondary objectives were to extend the maturity of our residual credit facility (20%), to rebuild our marketing department following our near-absence from the market in 2009 (20%), and to identify a bulk portfolio of receivables for purchase (20%).  Additional goals (each with a 10% target) were (i) to reach agreement with a designated bond insurer to waive or eliminate financial covenants applicable to outstanding securitization trust debt, (ii) to decrease monthly payroll by 10%, and (iii) to decrease other operating expenses by an amount the committee would deem reasonable.

The committee evaluated the chief executive’s performance in comparison to the goals.  It determined that we increased our contract purchases during 2010 to a rate in excess of $12 million per month by year end, representing creditable performance of 30%, as compared to the maximum 40% target.  The committee noted that we opened a $50 million delayed draw credit facility (functionally a warehouse) in April 2010, and $100 million warehouse credit facility in December 2010, representing creditable performance of 40%, as compared to the maximum 60%. The committee’s global evaluation of our other officers’ performance was that the objective was 40% met. As applied to the chief executive’s target of 60%, this yielded creditable performance of 24%.  The committee determined that the budget objective was not met, and credited the chief executive with zero value for that.  The committee noted that we extended the maturity of our residual credit facility in May 2010 (20%), and determined that the operational changes to our marketing department were successful (20%).  We did not identify a bulk portfolio of receivables for purchase (0%).  The committee determined that the three minor goals each were met: an acceptable amendment to agreements governing certain outstanding securitization trust debt was entered into in the third quarter of 2010 (10%), and payroll and non-payroll expense reduction targets (10% each) also were met.  The aggregate valuation of creditable performance was 164%, which would imply a bonus payment under our executive management bonus plan of $1,443,200.  In light of our having incurred substantial losses for the year, the committee elected to pay a bonus of less than the creditable percentage, in the amount of $1,000,000, representing 114% of our chief executive’s base salary.

U.S. Securities and Exchange Commission
File No. 001-14116
January 20, 2012

Our compensation committee set separate objective and subjective goals for our other named executive officers, Jeffrey Fritz (our chief financial officer) and Robert Riedl (our chief investment officer).  Each such goal carried a target valuation, expressed as a percentage of the officer’s base salary, with a total maximum target of 100% of each such officer’s base salary.  Each of these officers was evaluated against common standards, as follows:

(i) the corporation’s meeting its budget target	20%
(ii) individual performance	20%
(iii) departmental performance	20%
(iv) discretionary evaluation	20%

In addition, each of the two officers was tasked with three individual operational goals with an aggregate maximum value of 20% of base salary. Because none of these individual goals had a maximum creditable value in excess of 10% of the individual’s base salary, we believe that disclosure of the specific operational goals would not be material.

Our compensation committee evaluated each officer’s performance in relation to these standards and goals. As the corporation did not meet its budget target, each officer received zero credit with respect to that 20% target.  Regarding the chief financial officer, the compensation committee, acting in part on the advice of our chief executive officer, determined that creditable performance for 2009 was 18.2% with respect to individual performance, 8% with respect to departmental performance, and 15% with respect to operational goals.  The compensation committee approved the chief executive’s recommendation of an additional 8% as discretionary performance credit. Total creditable performance for our chief financial officer was thus computed as 49.2% of his $317,000 base salary, which would imply a bonus payment under our executive management bonus plan of $155,964. Regarding the chief investment officer, the compensation committee, acting in part on the advice of our chief executive officer, determined that creditable performance for 2009 was 19% with respect to individual performance, 20% with respect to departmental performance, and 20% with respect to operational goals.  The compensation committee approved the chief executive’s recommendation of an additional 20% as discretionary performance credit. Total creditable performance for our chief investment officer was thus computed as 79% of his $317,000 base salary, which would imply a bonus payment under our executive management bonus plan of $250,438. In light of our having incurred substantial losses for the year, and the fact that numerous personnel had lost their jobs in cutbacks, the committee elected to pay to each of these two officers a bonus of less than the creditable percentage. In each case, the committee reduced the computed bonus amounts by 20%, resulting in payments to the chief financial and chief investment officers, respectively, of $124,800 and $200,300.

*********

U.S. Securities and Exchange Commission
File No. 001-14116
January 20, 2012

As part of our response, we acknowledge that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Chief Financial Officer

cc (email)	David Lyon (lyond@sec.gov)
David Irving (irvingd@sec.gov)
William Schroeder (schroederw@sec.gov)